UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-40952

CUSIP Number: G07031209

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BABYLON HOLDINGS LIMITED

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1 Knightsbridge Green

(Address of Principal Executive Office (Street and Number))

London, United Kingdom SW1X 7QA

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Babylon Holdings Limited (the “Company”) is unable to file, without unreasonable effort and expense and within the prescribed time period, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (the “Form 10-Q”). In order to enable business continuity, the Company is exploring new strategic alternatives to find the best possible outcome for its UK business and exiting its core US business. The Company’s management has been actively involved in the foregoing process, and the Company has also experienced significant departure of employees. As a result, the Company has determined that the filing of the Form 10-Q will be delayed. The Company is working toward filing the Form 10-Q as soon as practicable, but does not expect to be in a position to file it within five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Humphreys		+44 (0) 20 7100 0762
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report preliminary unaudited revenues for the three months ended June 30, 2023 of $348 million, compared to $265 million in the three months ended June 30, 2022. The increase is primarily attributable to the new Ambetter Value Based Care contract that began on January 1, 2023 and continuing membership growth in the DCE Value Based Care contract.

The Company estimates that it made operating losses of $84 million in the three months ended June 30, 2023, compared to $113 million of losses in the three months ending June 30, 2022.

All financial results included above are preliminary, have not been reviewed or audited by the Company’s auditors, are based upon the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process. The preliminary financial results do not present all information necessary for an understanding of the Company’s financial performance as of and for the three months ended June 30, 2023 and should not be considered final until the Company files its Form 10-Q. During the course of the preparation of the Company’s financial statements as of and for the three months ended June 30, 2023, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the potential inability of the Company to file the Form 10-Q within the extension period provided by Form 12b-25 and such other risk factors as set forth in our filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to revise or update any of our forward-looking statements to reflect actual events or circumstances after the date hereof.

BABYLON HOLDINGS LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2023	By	/s/ David Humphreys
		Name:	David Humphreys
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).